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                                                                     EXHIBIT 99


     Hershey Foods News

     Corporate Communications-Hershey Foods Corporation
     100 Crystal A Drive, Hershey Pa    17033-0810

                                                     MEDIA CONTACT:
     November 1, 1994                                Natalie D. Bailey
                                                     717-534-7631
                                                     FINANCIAL CONTACT:
                                                     James A. Edris
                                                     717-534-7552


                    Hershey Foods Takes Restructuring Charge


HERSHEY, Pa. - Hershey Foods Corporation announced today that it will take a restructuring charge in the fourth quarter of 1994. The charge is the result of a comprehensive review of domestic and international operations designed to enhance performance of operating assets by lowering operating and administrative costs, eliminating underperforming assets and streamlining the overall decision-making process. The restructuring will include corporate-wide overhead reductions, disposal of underperforming assets and a realignment of chocolate and confectionery manufacturing operations in North America. As a result of the restructuring, approximately 400 positions are being eliminated in the manufacturing, technical and administrative areas. The Corporation is providing appropriate severance and benefit packages, as well as outplacement assistance.

The restructuring plan will be implemented over the next 12 to 15 months and will result in a fourth quarter charge of approximately $120 million to $130 million before tax. This equates to an after-tax charge of $97 million to $105 million, or $1.12 to $1.21 per share in 1994. Annual pre-tax savings of approximately $15 million to $20 million are expected starting in 1996.

"As we assess the constantly changing market environment, we have adjusted our strategic plan to emphasize that our mission is to be a focused food company in North America and selected international markets," said Kenneth L. Wolfe, Chairman and Chief Executive Officer. "In view of NAFTA, our strategy in North America is to enhance our number one position in chocolate and confectionery. For this reason we are realigning our North American chocolate and confectionery operations (U.S.A., Canada, and Mexico) into a consolidated unit to be called Hershey Chocolate North America. In doing so, we hope to capitalize on Hershey Chocolate U.S.A.'s strengths to improve our competitive positions in the Canadian and Mexican markets and enhance our overall returns. As announced previously, Hershey Chocolate North America will be under the leadership of Michael F. Pasquale, currently President of Hershey Chocolate U.S.A., and remain headquartered in Hershey, PA.

"At the same time, we have reassessed our overall approach to international investments and are focusing our attention on markets where we can gain important market positions while generating returns more in line with our other operations. In addition, all activities within the Corporation have been examined to ensure the most productive use of our assets. The restructuring charge encompasses the major impact of this program, however, continuous productivity improvement is an ongoing objective.

"This program is being undertaken at a time when our financial picture is strong and our business is on track to record another fine year. It is our belief that these steps will improve our ability to provide consumers with quality products at the lowest possible cost," Wolfe concluded.

Hershey Foods Corporation, which is celebrating its centennial in 1994, is a leading North American producer of chocolate and confectionery products, a major U.S. producer of dry pasta products, and has international interests in Germany, Italy, The Netherlands, Belgium, and the Far East.